Exhibit 49

GUARANTEE

GUARANTEE dated as of November 4, 2008 by DUBAI WORLD, a decree entity of the Government of Dubai, United Arab Emirates (with its successors, the “Guarantor”) for the benefit of CREDIT SUISSE INTERNATIONAL (“CS”), DEUTSCHE BANK AG, LONDON BRANCH (“DB”) and THE ROYAL BANK OF SCOTLAND PLC (“RBS”) (CS, DB and RBS together, with each of their successors and permitted assigns, are hereinafter referred to as the “Beneficiaries”, and each, a “Beneficiary”).

WHEREAS, the Guarantor is the sole indirect parent of INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company (the “Nevada Counterparty”) and INFINITY WORLD (CAYMAN) L.P., a Cayman Islands exempted limited partnership (the “Cayman Counterparty”; together with the Nevada Counterparty, the “Obligors” and each, an “Obligor”);

WHEREAS, the Nevada Counterparty and each of the Beneficiaries have entered into a separate confirmation dated as of December 13, 2007 (each, an “Original Confirmation” and collectively, the “Original Confirmations”) in each case relating to a single, inseparable transaction (each, a “Transaction” and collectively, the “Transactions”) consisting of two components, a Share Forward Transaction (each, a “Forward Transaction” and collectively, the “Forward Transactions”) and a Share Swap Transaction (each, a “Swap Transaction” and collectively, the “Swap Transactions”), each related to shares (the “Shares”) of common stock, par value $0.01 per share, of MGM MIRAGE, a Delaware corporation (the “Issuer”);

WHEREAS, the Nevada Counterparty, the Cayman Counterparty and each of the Beneficiaries have entered into a separate amendment and restatement of the respective Original Confirmations pursuant to which the Cayman Counterparty has become an additional party to the Transactions set forth therein (each, as amended, modified or supplemented from time to time, a “Confirmation” and collectively, the “Confirmations”);

WHEREAS, the Obligors and each of the Beneficiaries have agreed that the respective Confirmation shall supplement, form a part of, and be subject to an agreement or a deemed agreement in the form of the 1992 ISDA Master Agreement (Multicurrency-Cross Border) published by the International Swaps and Derivatives Association, Inc., but with the amendments set out under “Supplemental Provisions” in such Confirmation (each such agreement or deemed agreement as amended, the “ISDA Master Agreement” and collectively, the “ISDA Master Agreements”; and each ISDA Master Agreement together with the Confirmation forming a part thereof and subject thereto, an “ISDA Agreement” and collectively, the “ISDA Agreements”);

WHEREAS, the Nevada Counterparty, the Beneficiaries and the Collateral Agent have entered into a single Pledge Agreement dated as of December 13, 2007 (the “Original Pledge Agreement”);

WHEREAS, the Nevada Counterparty, the Cayman Counterparty, the Beneficiaries and the Collateral Agent have entered into an amendment and restatement of the Original Pledge Agreement, dated as of April 21, 2008 (as amended, modified or supplemented from time to time, the “Pledge Agreement”), pursuant to which the Cayman Counterparty has become an additional pledgor thereunder;

WHEREAS, the Guarantor, the Nevada Counterparty, the Beneficiaries and the Collateral Agent have entered into a single Liquidity Agreement dated as of December 13, 2007 (the “Original Liquidity Agreement”);

WHEREAS, the Guarantor, the Nevada Counterparty, the Cayman Counterparty, the Beneficiaries and the Collateral Agent have entered into an amendment and restatement of the Original Liquidity Agreement, dated as of April 21, 2008 (as amended, modified or supplemented from time to time, the “Liquidity Agreement”), pursuant to which the Cayman Counterparty has become an additional counterparty thereunder;

WHEREAS, each Obligor is an indirect wholly owned subsidiary of the Guarantor;

WHEREAS, the Nevada Counterparty is also an indirect wholly owned subsidiary of the Cayman Counterparty;

WHEREAS, the Guarantor, the Obligors and the Beneficiaries are engaged in discussions (“Amendment Discussions”) to further amend the Transaction Documents, including, without limitation, to extend the maturity date thereof by 12 months or more and to reduce the pricing thereof; and

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, including, without limitation, the Beneficiaries’ agreement to engage in Amendment Discussions, the receipt and sufficiency of which are hereby acknowledged, the Guarantor agrees as follows:

1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Pledge Agreement and, if not defined therein, in the ISDA Agreements.

2. The Guarantee. The Guarantor hereby unconditionally guarantees the full and punctual payment in United States dollars (whether at stated maturity, upon acceleration or otherwise) of each Guaranteed Obligation, as hereinafter defined. Upon failure by any Obligor to pay punctually any Guaranteed Obligation, the Guarantor shall forthwith on demand pay the amount not so paid at the place and in the manner specified in the instrument evidencing such Guaranteed Obligation. This Guaranty is a guaranty of payment and not of collection only. The Beneficiaries shall not be required to exhaust any right or remedy or take any action against any Obligor or any other Person or entity or any collateral.

As used herein, “Guaranteed Obligations” means the due and punctual payment of (A) all amounts payable by the Obligors under the ISDA Agreements, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (B) all other monetary obligations of the Obligors under the Transaction Documents.

The Guarantor agrees that, without limiting Clause 14, to the extent that the provisions of the United Arab Emirates Federal Law No. 5 of 1985 regarding Civil Transactions Law (the “Civil Code”) may apply in respect of the preceding paragraphs of this Clause 2 then to the maximum extent permitted by law the provisions of Article 1092 of the Civil Code shall not apply to such paragraphs.

3. Guarantee Unconditional. The obligations of the Guarantor hereunder shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of any Obligor under any Transaction Document, by operation of law or otherwise;

(b) any modification or amendment of or supplement to any Transaction Document;

(c) any release, impairment, non-perfection or invalidity of any direct or indirect security for any obligation of any Obligor under any Transaction Document;

(d) any change in the corporate existence, structure or ownership of any Obligor, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligor or its assets or any resulting release or discharge of any obligation of any Obligor contained in any Transaction Document;

(e) the existence of any claim, set-off or other rights which the Guarantor may have at any time against any Obligor, any Beneficiary or any other entity, whether in connection herewith or with any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(f) any invalidity or unenforceability relating to or against any Obligor for any reason of any Transaction Document or any provision of applicable law or regulation purporting to prohibit the payment by any Obligor of any amounts payable pursuant to any Transaction Document; or

(g) any other act or omission to act or delay of any kind by any Obligor, any Beneficiary or any other person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to the Guarantor’s obligations hereunder.

4. Discharge Only Upon Payment in Full; Reinstatement In Certain Circumstances. The Guarantor’s obligations hereunder shall remain in full force and effect until all Guaranteed Obligations shall have been paid in full. If at any time any payment of any Guaranteed Obligation is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of any Obligor or otherwise, the Guarantor’s obligations hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time.

5. Waiver by the Guarantor. The Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any person or entity against the Guarantor, any Obligor or any other person or entity.

6. Subrogation. Upon making full payment with respect to any obligation of any Obligor hereunder, the Guarantor shall be subrogated to the rights of the payee against any Obligor with respect to such obligation; provided that the Guarantor shall not enforce any payment by way of subrogation so long as any Guaranteed Obligation remains unpaid.

7. Stay of Acceleration. If acceleration of the time for payment of any Guaranteed Obligation is stayed upon the insolvency, bankruptcy or reorganization of any Obligor, all such Guaranteed Obligations otherwise subject to acceleration under the terms of the Transaction Documents shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

8. Representations and Warranties. The Guarantor represents and warrants to each Beneficiary that:

(a) the Guarantor is a decree entity of the Government of Dubai, United Arab Emirates, and has all powers and all material governmental licenses, authorizations, consents and approvals required to enter into, and perform its obligations under, this Guarantee.

(b) the execution, delivery and performance by the Guarantor of this Guarantee have been duly authorized by all necessary action on the part of the Guarantor and do not and will not violate, contravene or constitute a default under any provision of applicable law or regulation or of the decree establishing the Guarantor or of any material agreement, judgment, injunction, order, decree or other instrument binding upon the Guarantor;

(c) this Guarantee constitutes a valid and binding agreement of the Guarantor enforceable against the Guarantor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability;

(d) the execution, delivery and performance of this Guarantee (i) do not require any consent or approval of, registration or filing with, or other action by, any governmental authority, except such as have been obtained and are in full force and effect, (ii) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Guarantor or any order of any court or governmental authority, and (iii) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Guarantor or any of its properties or give rise to a right thereunder to require the Guarantor to make any payment;

(e) there are no actions, suits or proceedings by or before any arbitrator or court or other governmental authority pending against or, to the knowledge of the Guarantor, threatened against or affecting the Guarantor as to which there is a reasonable possibility of adverse determinations that, in the aggregate, could reasonably be expected to result in a material adverse effect on the assets, operations, prospects or condition, financial or otherwise, of the Guarantor or the ability of the Guarantor to perform its obligations under this Guarantee;

(f) the obligations of the Guarantor under this Guarantee will rank pari passu with other unsecured and unsubordinated obligations of the Guarantor; and

(g) No registration, recordation, filing with, or approval from, any governmental body, agency or official, including, without limitation, any Gaming Authority, is required in connection with the execution and delivery of this Guarantee or necessary for the validity or enforceability hereof.

9. Notices.

(a) All notices, instructions, directions, demands and other communications hereunder shall be in writing and executed by an Authorized Officer and shall be deemed to have been duly given, if sent as an electronic image by email (to the email address for such party specified below or such other email address as such party shall have specified to the other parties hereto by notice pursuant to this Section 9(a)), or, if for any reason email is not available at that time, if sent by telecopy (to the telecopy number for such party specified below or such other telecopy number as such party shall have specified to the other parties hereto by notice pursuant to this Section 9(a)) and the facsimile sender machine issues a confirmation of error free receipt.

(i) Notices to the Guarantor shall be directed to it at Dubai World, Emirates Towers, Level 47, Sheik Zayed Road, Dubai, United Arab Emirates, Attention of Abdul Wahid A. Rahim Al Ulama, Group Chief Legal Officer, Telephone No. (971 4) 390 3800, Telecopy No. (971 4) 390 3810, Email: Abdulwahid.Alulama@dubaiworld.ae.

(ii) Notices to CS shall be directed to it at Credit Suisse International, One Cabot Square, London E14 4QJ, United Kingdom, Facsimile: +44 (020) 7458 8241, Attention: General Counsel Europe—Legal and Compliance Department; with a copy to One Cabot Square, London E14 4QJ, United Kingdom, Telephone No. + 44 20 7888 5093, Facsimile: + 44 20 7458 8274, Email: list.cmu-eur@credit-suisse.com, Attention: Collateral Management Unit.

(iii) Notices to DB shall be directed to it at Deutsche Bank AG, London Branch, 60 Wall Street, 4th Floor, New York, New York 10005, Telephone No.: 212-250-2717, Facsimile: 212-797-9344, Email: andrew.yaeger@db.com, Attention: Managing Director, Strategic Equity Transactions – New York.

(iv) Notices to RBS shall be directed to it at The Royal Bank of Scotland plc, 135 Bishopsgate, London EC2M 3UR, United Kingdom, Telephone No. +44 20 7085 3746 / +44 20 7085 4856, Email: roland.gerber@rbs.com / ehsan.haque@rbs.com, Facsimile: +44 20 7085 8411, Attention: Roland Gerber/Ehsan

Haque, Group Legal, GBM – Derivatives, with a copy to Greenwich Capital Markets, Inc., 600 Steamboat Road, Greenwich, CT 06830, U.S.A., Attention: Legal Department (Andrew Kwok / Tam Beattie), Telephone No.(203) 618-6263 / (203) 618-6086, Facsimile: (203) 422-4096 / (203) 422-4571, Email: Andrew.Kwok@rbsgc.com; tam.beattie@rbsgc.com.

(v) Notices to either Obligor shall be directed to it, c/o Dubai World, Emirates Towers, Level 47, Sheik Zayed Road, Dubai, United Arab Emirates, Attention of Abdul Wahid A. Rahim Al Ulama, Group Chief Legal Officer, Telephone No. (971 4) 390 3800, Telecopy No. (971 4) 390 3810, Email: Abdulwahid.Alulama@dubaiworld.ae.

(b) The Guarantor hereby irrevocably designates, appoints, authorizes and empowers as its agent for service of process, Corporation Service Company, at its offices currently located at 1133 Avenue of the Americas, Suite 3100, New York, NY 10036-6710 (the “Process Agent”), to accept and acknowledge for and on behalf of the Guarantor service of any and all process, notices or other documents that may be served in any Proceedings in any New York State or Federal court sitting in the State of New York. Such designation and appointment shall be irrevocable until the Guaranteed Obligations shall have been paid in full. The Guarantor covenants and agrees that it shall take any and all reasonable action, including the execution and filing of any and all documents, that may be necessary to continue the foregoing designations and appointments in full force and effect and to cause the Process Agent to continue to act in such capacity.

(c) The Guarantor consents to process being served in any Proceedings by serving a copy thereof upon the Process Agent. Without prejudice to the foregoing, each Beneficiary agrees that to the extent lawful and possible, written notice of said service upon the Process Agent shall also be mailed by registered or certified airmail, postage prepaid, return receipt requested, to the Guarantor at the address specified in or pursuant to Section 9(a) or to any other address of which the Guarantor shall have given written notice to each of the Beneficiaries. If said service upon the Process Agent shall not be possible or shall otherwise be impractical after reasonable efforts to effect the same, the Guarantor consents to process being served in any Proceedings by the mailing of a copy thereof by registered or certified airmail, postage prepaid, return receipt requested, to the address of the Guarantor specified in or pursuant to Section 9(a) or to any other address of which the Guarantor shall have given written notice to each of the Beneficiaries, which service shall be effective 14 days after deposit in the United States Postal Service. The Guarantor agrees that such service (i) shall be deemed in every respect effective service of process upon the Guarantor in any such suit, action or proceeding and (ii) shall to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to the Guarantor.

10. No Waiver. No failure or delay by any Beneficiary in exercising any right, power or privilege under this Guarantee or the Transaction Documents shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11. Amendments and Waivers. Any provision of this Guarantee may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by each of the Beneficiaries and the Guarantor.

12. Successors and Assigns. This Guarantee shall be binding upon the Guarantor and its successors and assigns, for the benefit of each Beneficiary and its successors and permitted assigns under the Transaction Documents, except that the Guarantor may not transfer or assign any or all of its rights or obligations hereunder without the prior written consent of each Beneficiary.

13. Governing Law; Jurisdiction. (a) This Guarantee shall in all respects be construed in accordance with and governed by the laws of the State of New York, without regard to the conflict of laws principles thereof (other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York).

(b) Each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Federal and state courts located in the Borough of Manhattan in the City of New York in any suit, action or proceeding arising out of or relating to this Guarantee (“Proceedings”). The Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such Proceedings brought in such a court and any claim that any such Proceedings brought in such a court has been brought in an inconvenient forum.

(c) Each party hereby irrevocably and unconditionally waives any and all right to trial by jury in any Proceedings.

14. Waiver of Immunities. The Guarantor irrevocably waives, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, or order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees that it will not claim any such immunity in any Proceedings and that the waivers set forth in this Section 14 shall have effect to the fullest extent permitted under the Foreign Sovereign Immunities Act of 1976 of the United States of America and are intended to be irrevocable for purposes of such Act.

15. Taxes. (a) Any and all payments by or on account of any obligation of Guarantor hereunder shall be made free and clear of and without deduction for any tax (except for income or franchise taxes imposed on (or measured by) a Beneficiary’s net income by the United States, or by the jurisdiction under the laws of which it is organized or located (“Excluded Taxes”)), provided that if the Guarantor shall be required to deduct any tax (other than Excluded Taxes) from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this provision) each Beneficiary receives an amount equal to the sum it would have received had no such deductions been made, (ii) Guarantor shall make such deductions and (iii) Guarantor shall pay the full amount deducted to the relevant governmental authority in accordance with applicable law.

(b) Guarantor shall pay all stamp, transfer, registration or other taxes, duties assessments or governmental charges of any nature payable in respect of any obligation under this Guarantee.

(c) Guarantor shall indemnify a Beneficiary, within ten (10) days after written demand therefor, for the full amount of any tax (other than Excluded Taxes) paid by such Beneficiary on or with respect to any payment by or on account of any obligation of Guarantor hereunder (including any tax (other than Excluded Taxes) imposed or asserted on or attributable to amounts payable under this Section 15) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to Guarantor by a Beneficiary shall be conclusive absent manifest error.

16. Counterparts. This Guarantee may be executed, acknowledged and delivered in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

17. Full Recourse in Respect of Full Amount of Guaranteed Obligations. It is expressly understood, and the parties hereto agree, that any provision of the Transaction Documents (including Section 21 of the Pledge Agreement) to the contrary notwithstanding, the Guarantor’s liability under this Guarantee shall not be limited in amount (except for payment in full of the Guaranteed Obligations) and the Guaranteed Obligations shall not in any way be limited to the amount of any recovery that may have resulted from the enforcement of the security interest granted to the Beneficiaries pursuant to Section 2 of the Pledge Agreement.

18. Judgment Currency.

(a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due hereunder in U.S. dollars into another currency, the parties hereto agree, to the fullest extent that they may legally and effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the relevant Beneficiary could purchase U.S. dollars with such other currency in New York, New York, on the Business Day immediately preceding the day on which final judgment is given.

(b) The obligation of the Guarantor in respect of any sum due to any Beneficiary hereunder in U.S. dollars shall, to the extent permitted by applicable law, notwithstanding any judgment in a currency other than U.S. dollars, be discharged only to the extent that on the Business Day following receipt of any sum adjudged to be so due in the judgment currency such Beneficiary may in accordance with normal banking procedures purchase U.S. dollars in the amount originally due to such Beneficiary with the judgment currency. If the amount of U.S. dollars so purchased is less than the sum originally due to such Beneficiary, the Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Beneficiary against the resulting loss; and if the amount of U.S. dollars so purchased is greater than the sum originally due to such Beneficiary, such Beneficiary agrees to repay such excess.

19. Article 1092 of the Civil Code.

(a) Each of the Beneficiaries and the Guarantor agrees that to the extent (i) any provision of this Guarantee other than Clause 2 constitutes a guarantee and (ii) without limiting Clause 14, the Civil Code may apply in respect of any such term of this Guarantee, then to the maximum extent permitted by law the provisions of Article 1092 of the Civil Code shall not apply to such guarantee.

DUBAI WORLD

By:	/s/ Sultan Ahmed Bin Sulayem
Name: Sultan Ahmed Bin Sulayem
Title: Chairman

Agreed to and accepted by:

CREDIT SUISSE INTERNATIONAL

By:	/s/ Laura Muir
Name: Laura Muir
Title: Authorised Signatory
By:	/s/ Michael Brock
Name: Michael Brock
Title: Vice President

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Lee Frankenfield
Name: Lee Frankenfield
Title: Managing Director

By:	/s/ Andrea Leung
Name: Andrea Leung
Title: Managing Director

DEUTSCHE BANK SECURITIES INC., acting solely as agent

By:	/s/ Lee Frankenfield
Name: Lee Frankenfield
Title: Managing Director
By:	/s/ Andrea Leung
Name: Andrea Leung
Title: Managing Director

THE ROYAL BANK OF SCOTLAND PLC

By:	/s/ Ehsan Hague
Name: Ehsan Hague
Title: Authorised Signatory